UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.


                               Case File Number __0-7733___________


                     Professional Investors Insurance Group, Inc.
                (Exact name of registrant as specified in its charter)

     10670 N. Central Expressway, Suite 512, Dallas, Texas 75231 (214)363-4187 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                              None
(Titles of other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provisions relied upon to terminate or suspend the duty to file reports:

          Rule 12g-4(a)(1)(i)     X                Rule 12h-3(b)(1)(i)
          Rule 12g-4(a)(1)(ii)                      Rule 12h-3(b)(1)(ii)
          Rule 12g-4(a)(2)(i)                        Rule 12h-3(b)(2)(i)
          Rule 12g-4(a)(1)(ii)                       Rule 12h-3(b)(2)(ii)
                                                   Rule 15d-6

     Approximate number of holders of record as of the certification or notice
date:        5


(See the attached documents confirming the plan of reorganization as amended and modified of Professional Investors Insurance Group, Inc., and explanation of events)


     Pursuant to the requirements of the Securities Exchange Act of 1934 Professional Investors Insurance Group, Inc. has caused this certification/
notice to be signed on its behalf by the undersigned duly authorized person.


Date: March 31, 1998  By: E.P. Keiffer, Debtor's counsel in Case No.
 397-34575-SAF-11